UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  ____________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSANT TO RULES 13d-1(b), (c),
               AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. ___ )*


                                  OpenTV Corp.
          ________________________________________________________________
                                (Name of Issuer)


                      Class A Ordinary Shares, no par value
           _____________________________________________________________
                         (Title of Class of Securities)


                                    G6754310
              _______________________________________________________
                                 (CUSIP Number)


                                November 23, 1999
            __________________________________________________________
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /   Rule 13d-1(b)

/ /   Rule 13d-(c)

/x/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
================================= =============================================
CUSIP No.G6754310                                    Page   2    of  5   Pages
         _________

======== ======================================================================
======== ======================================================================

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Time Warner Inc.
         13-3527249
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a / /

                                                                         b / /
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

3        SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

======== =======================================================================
=========================== ======= ============================================

                              5     SOLE VOTING POWER         2,252,252 (1)
        NUMBER OF SHARES
          BENEFICIALLY     ------- --------------------------------------------
         OWNED BY EACH      ------- --------------------------------------------
        REPORTING PERSON
             WITH             6     SHARED VOTING POWER               0 (2)

                            ------- --------------------------------------------
                            ------- --------------------------------------------

                              7     SOLE DISPOSITIVE POWER    2,252,252 (1)

                            ------- --------------------------------------------
                            ------- --------------------------------------------

                              8     SHARED DISPOSITIVE POWER          0

=========================== ======= ============================================
========= ======================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  2,252,252 (1)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           15.8% (3)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*                HC

========= ======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,126,126 Class A Ordinary Shares subject to immediately exercisable warrants.

(2)  See response to Item 4(c)(ii).

(3)  Calculated pursuant to Rule 13d-3(d).

Cusip No.      G6754310                                       Page 3 of 5 Pages
               ________

Item 1(a)      Name of Issuer

               OpenTV Corp.
               ____________

Item 1(b)      Address of Issuer's Principal Executive Offices:

               401 East Middlefield Road
               Mountainview, CA  94043

Item 2(a)      Name of Person Filing:

               Time Warner
               ___________
Inc.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               75 Rockefeller Plaza
               New York, NY  10019

Item 2(c)      Citizenship:  Delaware

Item 2(d)      Title of Class of Securities:

               Class A Ordinary Shares
               _______________________

Item 2(e)      CUSIP Number:

               G6754310
               ________

Item 3. If This Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) //         Broker or dealer registered under Section 15 of the Exchange Act.

(b) //         Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) //         Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

(d) // Investment company registered under Section 8 of the Investment Company Act.

(e) //         An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) // An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) // A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) // A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) // A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) //         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c),  check this
               box.                                                          //

Cusip No. G6754310                                             Page 4 of 5 Pages
          ________

Item 4.        Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

     (a)       Amount beneficially owned:

               2,252,252 Class A Ordinary Shares (1)
               _____________________________________

     (b)       Percent of Class:

               15.8% (2)
               ______

     (c)       Number of shares as to which such person has:

     (i)       Sole power to vote or to direct the vote

                                    2,252,252 Class A Ordinary Shares (1)     ,
                                    ___________________________________________

    (ii)       Shared power to vote or to direct the vote     0 (3)           ,
                                                              _________________

   (iii)       Sole power to dispose or to direct the
               disposition of
                                    2,252,252 Class A Ordinary Shares (1)     ,
                                   ____________________________________________

    (iv)       Shared power to dispose or to direct the
               disposition of                                 0                ,
                                                             ___________________

Item 5.        Ownership of Five Percent or Less of a Class.

                    Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               TWI-OTV Holdings Inc. (a wholly owned direct subsidiary of Time Warner Inc.) - CO

Item 8.        Identification and Classification of Members of the Group.

                    Not applicable

Item 9.        Notice of Dissolution of Group.

                    Not applicable


______________

(1)  Includes   1,126,126   Class  A  Ordinary  Shares  subject  to  immediately
exercisable warrants.

(2)  Calculated pursuant to Rule 13d-3(d).

(3) Solely as a result of an agreement among TWI-OTV Holdings Inc., LDIG OTV, Inc., General Instrument Corporation, America Online, Inc. and News America Incorporated to vote their shares in favor of each others' directors pursuant to an Investors' Rights Agreement dated as of October 23, 1999 (the "Investors' Rights Agreement"). Time Warner may be deemed the beneficial owner of 2,252,250 Class A Ordinary Shares owned by LDIG OTV, Inc.; 1,126,126 Class A Ordinary Shares owned by General Instrument Corporation; 900,900 Class A Ordinary Shares owned by America Online, Inc., and 2,252,252 Class A Ordinary Shares owned by News America Incorporated. Time Warner Inc. disclaims beneficial ownership of the shares covered by the Investors' Rights Agreement and owned by LDIG OTV,
Inc., General  Instrument   Corporation,   America  Online,   Inc.  and  News
America Incorporated.

Cusip No. G6754310                                            Page 5 of 5 Pages
          ________

Item 10.       Certifications.


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



Date:   February 14, 2000


                                               TIME WARNER INC.


                                               By:/s/Christopher P. Bogart
                                                  ______________________________
                                             Name:   Christopher P. Bogart
                                            Title:   Executive Vice President,
                                                     General Counsel & Secretary